

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

David T. Blair
Chief Executive Officer
Healthcare Services Acquisition Corp
7809 Woodmont Avenue, Suite 200
Bethesda, MD 20814

> **Re: Healthcare Services Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed October 8, 2020**
> **File No. 333-249389**

Dear Mr. Blair:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed October 8, 2020

General

1. We note that Section 9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the Securities Act. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at (202) 551-3536 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Christopher J. Capuzzi